Exhibit 12

EL PASO PIPELINE PARTNERS, L. P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN MILLIONS, EXCEPT FOR RATIO)

	FOR THE YEARS ENDED DECEMBER 31,
	2011	2010	2009	2008	2007
Earnings
Pre-tax income from continuing operations	$551	$607	$518	$493	$521
Income from equity investees	(15)	(16)	(12)	(16)	(90)

Pre-tax income from continuing operations before income from equity investees	536	591	506	477	431
Fixed charges	260	201	157	143	160
Distributed income of equity investees	14	23	14	17	131
Allowance for funds used during construction	(2)	(11)	(24)	(10)	(8)

Total earnings available for fixed charges	$808	$804	$653	$627	$714

Fixed charges
Interest and debt costs expense	$258	$198	$154	$140	$159
Interest component of rent	2	3	3	3	1

Total fixed charges	$260	$201	$157	$143	$160

Ratio of earnings to fixed charges	3.1	4.0	4.2	4.4	4.5

For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:

•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;

less

•	allowance for funds used during construction.

Fixed charges means the sum of the following:

•	interest costs;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.